Duska Therapeutics, Inc.
                        Two Bala Plaza, Suite 300
                     Bala Cynwyd, Pennsylvania 19004
                          Phone: (610) 660-6690


February 23, 2007

VIA EDGAR and TELEFACSIMILE
---------------------------

U. S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington D.C. 20549

Attn:  Mr. John L. Krug
       Senior Counsel
       Mail Stop 0610
       Fax:  202-772-9217

Re:    Duska Therapeutics, Inc.
       Preliminary information statement filed February 14, 2007
       File Number:  0-33023

Dear Mr. Krug:

On behalf of Duska Therapeutics, Inc. (the "Company"), I respond herewith to your February 21, 2007 comment letter, concerning our Preliminary Information Statement. A marked copy of our revisions to this Information Statement is enclosed for your reference. For your convenience, your comments have been reproduced below, followed by the Company's response to such comment.

Purpose and effect of reverse stock split
-----------------------------------------

Please expand the discussion to state whether you have any plan, commitment, arrangement, understanding or agreement, either oral or written, regarding the issuance of common stock subsequent to the increase in the number of available authorized shares as result of the reverse stock split.

RESPONSE: The Company respectfully acknowledges your comment. Based on the latter, the Company has revised its disclosure in the Information Statement to include the following:

"The Board of Directors believes that if the reverse stock split has the effect of increasing the trading price of the Company's Common Stock, the investment community may find our common stock to be more attractive, which could promote greater liquidity for our existing stockholders."

"If the reverse stock split successfully increases the per share price of our Common Stock, the Board of Directors further believes such increase may facilitate future financings by the Company, and enhance the Company's ability to attract and retain employees and other service providers. In addition, the resulting reduction in the number of issued and outstanding shares of Common Stock will provide the Company with additional authorized but unissued shares which could be utilized for future product acquisitions or to otherwise raise funds to help build the Company's business objectives. The Company has no pre-arrangement to issue shares at this time."

Per your request, we have filed on EDGAR an amended Preliminary Information Statement with this added disclosure.

Further to your comment letter, the Company acknowledges that:

1) The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3) The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise us that the revisions we made are acceptable to the Division of Corporate Finance. Upon your approval, we shall file our Definitive 14c Information Statement with the U.S. Securities & Exchange Commission to reflect these changes. Thank you for your continued help in this matter.

Sincerely,

/s/ Amir Pelleg
------------------------
Amir Pelleg, Ph.D., FACC
President


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